_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 2 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.   Additional Information to be Furnished.

     On July 9, 1996, the District Court issued an order granting KCPL's motion to stay the order to produce documents pending disposition of a petition for writ of mandamus, and suspending all discovery until the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit") rules on KCPL's petition for a writ of mandamus. Also on July 9, 1996, KCPL filed its petition for a writ of mandamus with the Eighth Circuit, along with a motion to expedite the disposition of such petition.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibits are filed herewith:

     Exhibit 40. Order regarding Motion for Stay Pending Disposition of a Petition for Writ of Mandamus and Suspension of Discovery (dated July 9, 1996, C.A. No. 96-552-CV-W-5, U.S.
                    District Court for the Western District of
                    Missouri, Western Division).

     Exhibit 41.    Excerpt from script for KCPL employee
                    information hotline bulletin.

     Exhibit 42.    Excerpt from script for KCPL employee
                    information hotline bulletin.

     Exhibit 43. Petition for Writ of Mandamus filed by KCPL on July 9, 1996, in the U.S. Court of Appeals for the Eighth Circuit.

     Exhibit 44.    Petitioner's Motion for Expedited
                    Disposition of Petition for Writ of Mandamus filed by KCPL on July 9, 1996, in the U.S. Court of Appeals for the Eighth Circuit.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  July 10, 1996

                          EXHIBIT INDEX

Exhibit No.                     Description                    Page
_________   ________________________________________________   ____

Exhibit 40  Order regarding Motion for Stay Pending
            Disposition of a Petition for Writ of Mandamus and Suspension of Discovery (dated July 9,
            1996, C.A. No. 96-552-CV-W-5, U.S. District
            Court for the Western District of Missouri,
            Western Division).

Exhibit 41  Excerpt from script for KCPL employee
            information hotline bulletin.

Exhibit 42  Excerpt from script for KCPL employee
            information hotline bulletin.

Exhibit 43 Petition for Writ of Mandamus filed by KCPL on July 9, 1996, in the U.S. Court of Appeals for the Eighth Circuit.

Exhibit 44 Petitioner's Motion for Expedited Disposition of Petition for Writ of Mandamus filed by KCPL on July 9, 1996, in the U.S. Court of
            Appeals for the Eighth Circuit.

                                                       Exhibit 40

           IN THE UNITED STATES DISTRICT COURT FOR THE
                  WESTERN DISTRICT OF MISSOURI
                        WESTERN DIVISION


KANSAS CITY POWER & LIGHT          )
COMPANY,
               Plaintiff,          )

vs.                                )    No. 96-0552-CV-W-5

WESTERN RESOURCES, INC. and        )
ROBERT T. RIVES,
               Defendants.         )


                              ORDER

     Pursuant to the July 9, 1996 teleconference,

     It is hereby



     ORDERED that plaintiff's Motion For Stay Pending Disposition of a Petition for Writ of Mandamus is granted.  It is further

     ORDERED that all discovery shall be suspended until the

United States Court of Appeals for the Eighth Circuit rules on plaintiff's Petition for Writ of Mandamus.



                         /s/Scott O. Wright
                            SCOTT O. WRIGHT
                         Senior United States District Judge

July 09, 1996

                                                       Exhibit 41


    [Excerpt from KCPL employee Hotline information bulletin]

     Thanks for calling the Hotline for Tuesday, July 9.

     Kansas City Power & Light Company announced, in response to
Western Resources, Inc. formally commencing its unsolicited exchange offer, that the Company's Board of Directors will review the exchange offer shortly.

     KCPL stated that shareholders need not take any action at this time with respect to Western's exchange offer and requested that shareholders await the recommendation of the KCPL Board.

     A complete copy of the news release is in the Merger Update icon in the CorpInfo group of Windows.

                              #####

                                                       Exhibit 42


    [Excerpt from KCPL employee Hotline information bulletin]

     Thanks for calling the Hotline for Wednesday, July 10.

     The members of the board of directors of Kansas City Power & Light Company, by a unanimous vote of those directors present, recommended that KCPL shareholders reject Western Resources, Inc.'s hostile exchange offer. At the same time, the KCPL Board reaffirmed its decision to merge with UtiliCorp United Inc. to form Maxim Energies, Inc.

     In rejecting Western's unsolicited hostile offer, the KCPL
Board reviewed KCPL's long-term strategic plan and the benefits of a merger with UtiliCorp, and determined that Western's offer is not in the best interests of KCPL, its shareholders, customers, employees and other constituencies.

     "There are many reasons why we think that Western is an unattractive partner. Of paramount concern is our belief that Western's hostile offer is based on a number of faulty assumptions that raise serious questions as to Western's financial prospects and its ability to sustain dividends at its promised dividend rate," said Drue Jennings, chairman, president and chief executive officer of KCPL. Mr. Jennings cited the following:

     - Western faces significant rate reductions which KCPL believes will imperil its ability to sustain promised dividends.

     - KCPL believes that reductions in merger-related savings realized and/or retained will further hamper Western's ability to make its promised dividend payments.

     - KCPL believes that Western will be under pressure to reduce rates for its KGE customers, and any reduction to Western's revenue base would further threaten Western's ability to makes its promised dividend payments.

     - A KCPL/Western combination would concentrate risk in a single asset and a single geographic market. A combined KCPL/Western entity would own 94% of the Wolf Creek nuclear plan, concentrating a significant amount of capital and risk in a single asset.

     - The KCPL Board questions Western's commitment to KCPL employees. Western has stated that no layoffs would result from its proposal, but Western's filings with the Kansas Corporation Commission state that 531 employee positions will be eliminated and assume that all resulting savings will be available by January 1, 1998. The KCPL Board does not believe that Western can reduce 531 positions in such a short time without laying off KCPL employees.

     - Western's hostile offer is conditioned on its transaction being accounted for as a "pooling of interests," and KCPL does not believe that such accounting treatment will be available.

     The KCPL Board also reaffirmed its support for a merger with UtiliCorp to form Maxim Energies, Inc. The KCPL Board believes that Maxim will be a customer-focused, low-cost energy supplier with diversified assets and the financial resources to grow and thrive in the electric utility industry which is on the verge of deregulation. The KCPL Board believes that Maxim will allow KCPL shareholders improved opportunities for long-term earnings and dividend growth which are superior to that offered by Western's hostile offer.

     A shareholder vote to consider the UtiliCorp transaction has been scheduled for Wednesday, August 7, 1996.

     A complete copy of this news release is available in the Merger Update icon in the CorpInfo group of Windows, as well as in Merger Central.

                              #####

                                                        Exhibit 43

              IN THE UNITED STATES COURT OF APPEALS

                     FOR THE EIGHTH CIRCUIT




                       No. 96-__________





                    IN RE KANSAS CITY POWER
                          & LIGHT CO.

                           Petitioner







                 PETITION FOR WRIT OF MANDAMUS





                              Thomas C. Walsh
                              BRYAN CAVE LLP
                              One Metropolitan Square
                              211 North Broadway, Suite 3600
                              St. Louis, Missouri 63102
                              Telephone:  (314) 259-2000
                              Facsimile:  (314) 259-2020

                              David F. Oliver
                              BRYAN CAVE LLP
                              3500 One Kansas City Place
                              1200 Main
                              Kansas City, Missouri 64105
                              Telephone:  (816) 374-3200
                              Facsimile:  (816) 374-3300

                              Steven J. Rothschild
                              R. Michael Lindsey
                              SKADDEN, ARPS, SLATE, MEAGHER
                                & FLOM
                              One Rodney Square
                              P.O. Box 636
                              Wilmington, Delaware 19899
                              Telephone:  (302) 651-3000
                              Facsimile:  (302) 651-3001

                              Attorneys for Petitioner

                            SUMMARY


           In  the  course of litigation arising from  a  hostile

corporate  takeover attempt, the District Court for  the  Western

District  of  Missouri,  The Honorable Scott  O.  Wright,  Senior

District  Judge,  has ordered Petitioner to turn  over  attorney-

client  privileged materials (including minutes of  conversations between Petitioner's Board of Directors and its counsel regarding the  takeover) to its opposing parties, including the counsel for the  company making the hostile takeover bid.  Petitioner  Kansas

City  Power  &  Light  Co. ("KCPL") hereby  petitions  the  Court

pursuant  to  28  U.S.C.   1651 and  Federal  Rule  of  Appellate

Procedure  21  for  a  Writ of Mandamus to  the  District  Court,

directing the District Court to vacate its oral ruling of July 3,

1996  ordering  KCPL to produce these attorney-client  privileged documents.  The grounds for this petition are set forth herein.

           KCPL requests oral argument, with 20 minutes necessary

to present its argument, because of the important issues of first impression  raised by the order of the District Court,  including the  application of Garner v. Wolfinbarger, 430  F.2d  1093  (5th

Cir.  1970),  cert. denied, 401 U.S. 974, 28 L. Ed.  2d  323,  91

S. Ct. 1191 (1971), in the State of Missouri.

                       TABLE OF CONTENTS

                                                             PAGE


SUMMARY..............................................................I

PRELIMINARY STATEMENT................................................1

STATEMENT OF ISSUES..................................................3

STATEMENT OF THE CASE................................................5

ARGUMENT............................................................13

I.   THE COURT'S REVIEW OF THIS PETITION IS APPROPRIATE.............13

II.  THE  COURT SHOULD ISSUE A WRIT OF MANDAMUS VACATING THE
     ORDER OF THE DISTRICT COURT....................................16

     A.  The District Court Abused Its Discretion In Ordering
         The Production Of Attorney-Client Privileged Documents
         Without Any Record Or Briefing By The Parties..............16

     B.  The District Court Erred As A Matter Of Law In
         Adopting Garner v. Wolfinbarger............................17

     C.  The District Court Erred As A Matter Of Law In
         Implicitly Finding That The Intervenor And Rives Had
         Demonstrated "Good Cause" Under Garner Despite
         Their Failure To Make Shareholder Demand And Lack Of
         Significant Stockholdings..................................21

     D.  The District Court Abused Its Discretion In Ordering
         The Production Of Attorney-Client Privileged Documents
         To Counsel For Western Resources, A Non-Stockholder........23

CONCLUSION..........................................................27

                      TABLE OF AUTHORITIES

                                                             PAGE
Cases Cited:

Admiral Ins. Co. v. United States,
     881 F.2d 1486, 1491 (9th Cir. 1989)                       14

Bauman v. United States Dist. Court,
     557 F.2d 650, 654-55 (9th Cir. 1977)                   14-16

Blair v. Armontrout,
     916 F.2d 1310, 1333 (8th Cir. 1991),
     cert. denied, 502 U.S. 825 (1991)                          4

Borden v. Sylk,
     410 F.2d 843, 845 (3d Cir. 1969)                          15

Chase Manhattan Bank, N.A. v. Turner & Newall, PLC,
     964 F.2d 159, 163 (2d Cir. 1992)                          13

Commodity Futures Trading Comm'n v. Weintraub,
     471 U.S. 343 (1985)                            1, 18, 20, 21

Diversified Indus., Inc. v. Meredith,
     572 F.2d 596, 599 (8th Cir. 1977)                     13, 18

Garner v. Wolfinbarger,
     430 F.2d 1093 (5th Cir. 1970), cert. denied,
     401 U.S. 974, 28 L. Ed. 2d 323,
     91 S. Ct. 1191 (1971)                        I, 3, 11, 15-25

Goodwin v. Goodwin,
     583 S.W.2d 559, 560-61 (Mo. App. 1979)                    21

Haines v. Liggett Group Inc.,
     975 F.2d 81, 89 (3d Cir. 1992)                            13

Harper & Row Publishing Co. v. Decker,
     423 F.2d 487, 492 (7th Cir. 1970),
     aff'd by an equally divided court,
     400 U.S. 348 (1971)                                       13

In re Bieter Co.,
     16 F.3d 929 (8th Cir. 1994),
     reh'g, en banc, denied U.S. App.
     LEXIS 8898 (8th Cir. April 25, 1994)                3, 13-16

In re Burlington Northern, Inc.,
     822 F.2d 518, 523 (5th Cir. 1987),
     cert. denied, 484 U.S. 1007, (1988)                       14

In re Federal Skywalk Cases,
     95 F.R.D. 477 (W.D. Mo. 1982)                             18

In re Multi-Piece Rim Products Liability Litigation,
     612 F.2d 377 (8th Cir. 1980)                              26

In re Remington Arms Co., Inc.,
     952 F.2d 1029 (8th Cir. 1991)                       3, 15-17

In re Shalala,
     996 F.2d 962 (8th Cir. 1993)                          15, 17

In re Von Bulow,
     828 F.2d 94, 98 (2d Cir. 1987)                            15

Iowa Beef Processors, Inc. v. Bagley,
     601 F.2d 949, 953 (8th Cir.),
     cert. denied, 441 U.S. 907 (1979)                     13, 15

Jaffee v. Redmond,
     64 U.S.L.W. 4490 (1996)                                   20

McLeese v. J.C. Nichols Co.,
     842 S.W.2d 115, 119 (Mo. App. 1992)                       21

Milroy v. Hanson,
     875 F. Supp. 646 (D. Neb. 1995),
     appeal after remand, 902 F. Supp. 1029,
     rev'd, vacated sub nom., In re Milroy,
     1996 U.S. App. LEXIS 13018
     (8th Cir. February 22, 1996)                   3, 19, 20, 24

Ohio-Sealy Mattress Mfg. Co. v. Kaplan,
     90 F.R.D. 21 (N.D. Ill. 1980),
     cert. denied, 459 U.S. 943 (1982)                  4, 22, 24

Pfizer Inc. v. Lord,
     456 F.2d 545 (8th Cir. 1972)                           3, 13

Rhone-Poulenc Rorer, Inc. v. Home Indemn. Co.,
     32 F.3d 851, 861 (3d Cir. 1994)                           13

Saigh v. Busch,
     396 S.W.2d 9, 16 (Mo. App. 1965),
     cert. denied, 384 U.S. 942 (1966)                         21

State ex rel. Great American Ins. Co. v. Smith,
     574 S.W.2d 379 (Mo. banc 1978)                         3, 19

State ex rel. Syntex Agri-Business, Inc. v. Adolf,
     700 S.W.2d 886, 888 (Mo. App. 1985)                       19

State of Arkansas v. Dean Food Products Co. Inc.,
     605 F.2d 380 (8th Cir. 1979), overruled in part,
     612 F.2d 377 (8th Cir. 1980)                           4, 26

Torchmark Corp. v. Bixby,
     708 F. Supp. 1070 (W.D. Mo. 1988)                      4, 25

Upjohn Co. v. United States,
     449 U.S. 383 (1981)                                   18, 20

Ward v. Succession of Freeman,
     854 F.2d 780, 786 (5th Cir. 1988),
     cert denied, 490 U.S. 1065 (1989)                     22, 24

Weil v. Investment/Indicators, Research & Management,
     647 F.2d 18 (9th Cir. 1981)                           21, 24

White v. Nix,
     43 F.3d 374, 377 (8th Cir. 1994)                          15

Wolgin v. Simon,
     722 F.2d 389 (8th Cir. 1983)                           4, 21


Statutes Cited:

28 U.S.C.  1292(b)                                            15

28 U.S.C.  1651                                         I, 2, 13

28 U.S.C.  1291                                               15

28 U.S.C.  1332                                                2

R.S.Mo.  351.310                                              18

R.S.Mo.  351.347                                          23, 25


Other Authorities:

Fed.R.Evid. 501                                                18

F.R.A.P. 21                                                     I

John Gergacz, The Attorney-Corporate Client Privilege,
     6-32 (2d ed. 1990)                                    21, 24

Missouri Rules of Professional Conduct, Rule 1.7           25, 26

Missouri Rules of Professional Conduct, Rule 1.8(b)            26

                     PRELIMINARY STATEMENT


           The  district  court has made a fundamental  error  in

concluding that KCPL's privileged communications with its counsel must  be  divulged to two adverse shareholders, one  of  whom  is represented  by  counsel  for  the  company  making  the  hostile takeover bid at issue in this litigation.  In an oral ruling made without the benefit of an evidentiary record or briefing  of  the important legal issues implicated, the District Court ruled  that

KCPL  must produce in discovery documents reflecting confidential attorney-client  communications concerning the  hostile  takeover and  KCPL's  own merger plans.  This is an unprecedented  virtual eradication  of  the  corporate privilege  at  a  time  when  its application  is  crucial  to KCPL's board's  ability  to  protect corporate  constituencies from a threat to corporate  policy  and effectiveness.

           In so ruling, the District Court overlooked the United

States  Supreme Court's recognition in Commodity Futures  Trading

Comm'n  v.  Weintraub,  471  U.S. 343  (1985),  that  it  is  the directors  and management of a corporation that are empowered  to control  the  assertion or waiver of the corporation's  attorney-

client  privilege,  as  well  as Missouri  law  (i)  placing  the management of a corporation's property and business in the  hands of  its  board  of  directors  and (ii)  favoring  the  expansive

application  of  the  attorney-client  privilege.    Thus,   this

Petition   implicates  not  only  the  corporate  attorney-client

privilege,   but   also   the  issues  of  corporate   governance

inextricably intertwined with it.

           Petitioner respectfully urges this Court  to  issue  a

Writ  of  Mandamus  directing  that the  District  Court's  order requiring disclosure of KCPL's attorney-client communications  be

vacated.   Alternatively, KCPL respectfully  requests  that  this

Court  direct that counsel for Western Resources be  barred  from any access to such communications.

          The District Court has jurisdiction over the case below

pursuant  to  28  U.S.C. Section 1332.  This Court has  jurisdiction  to entertain this petition pursuant to 28 U.S.C. Section 1651.

                      STATEMENT OF ISSUES


1.   Whether KCPL has satisfied the requirements for review of

its petition for writ of mandamus by this Court.  See Pfizer Inc.

v. Lord, 456 F.2d 545 (8th Cir. 1972); In re Bieter Co., 16 F.3d

929 (8th Cir. 1994), reh'g, en banc, denied U.S. App. LEXIS 8898

(8th Cir. April 25, 1994).

2.   Whether KCPL is entitled to the issuance of a writ of

mandamus because of clear abuse of discretion or clear legal error by the District Court which would result in irremediable harm.  See In re Bieter, supra (8th Cir. 1994).

3.   Whether the District Court clearly abused its discretion by ordering the production of attorney-client privileged documents without the submission of record evidence or briefing.  See In re

Remington Arms Co., Inc., 952 F.2d 1029 (8th Cir. 1991).

4.   Whether the District Court committed clear legal error by

adopting Garner v. Wolfinbarger, supra, in a case governed by

Missouri law.  State ex rel. Great American Ins. Co. v. Smith,

574 S.W.2d 379 (Mo. banc 1978); Milroy v. Hanson, 875 F. Supp.

646 (D. Neb. 1995), appeal after remand, 902 F. Supp. 1029,

rev'd, vacated sub nom., In re Milroy, 1996 U.S. App. LEXIS 13018

(8th Cir. February 22, 1996).

5.   Whether the District Court committed clear legal error in

ordering the production of attorney-client privileged documents to shareholders who had not made a shareholder demand prior to bringing suit against the corporation.  See Wolgin v. Simon, 722

F.2d 389 (8th Cir. 1983); Ohio-Sealy Mattress Mfg. Co. v. Kaplan,

90 F.R.D. 21 (N.D. Ill. 1980), cert. denied, 459 U.S. 943 (1982).

6.   Whether the District Court abused its discretion by ordering the production of attorney-client privileged documents to counsel for hostile takeover bidder.  See Torchmark Corp. v. Bixby, 708

F. Supp. 1070 (W.D. Mo. 1988); Blair v. Armontrout, 916 F.2d

1310, 1333 (8th Cir. 1991), cert. denied, 502 U.S. 825 (1991);

State of Arkansas v. Dean Food Products Co. Inc., 605 F.2d 380

(8th Cir. 1979), overruled in part, 612 F.2d 377 (8th Cir. 1980).

                     STATEMENT OF THE CASE


                          The Parties

          For the sake of clarity, the designation of the parties

in the District Court shall be used below.

          1.        Plaintiff KCPL is a Missouri corporation whose

headquarters  and  principal place of  business  are  located  in

Kansas  City,  Missouri.  (KCPL Complaint  ("KCPL  Complt.") paragraph 6,

attached  hereto  as  Exhibit "A"; Answer  of  Defendant  Western

Resources,  Inc. and Robert L. Rives ("WR&R Ans.") paragraph 6,  attached hereto  as  Exhibit "B"; Answer and Counterclaim in Intervention,

Counterclaim  ("Intrv. Ans. & Cntrclm., Cntrclm."); paragraph 2  attached hereto  as Exhibit "C.")  KCPL is a public utility which provides electricity  to  over 430,000 customers in western  Missouri  and eastern  Kansas.  (KCPL Cmplt. paragraph 6; WR&R Ans.  6;  Intrv.  Ans.  &

Cntrclm.,  Cntrclm. paragraph 7.)   Each of KCPL's  directors  have  been

named  as counterclaim defendants in this action.  (Intrv. Ans  &

Cntrclm., Cntrclm. paragraph 3.)

          2.        Defendant Western Resources ("Western") is a

Kansas  corporation  whose headquarters and  principal  place  of business  are located in Topeka, Kansas.  (KCPL Cmplt. paragraph 7;  WR&R

Ans. paragraph 7; Intrv.  Ans  &  Cntrclm.,  Cntrclm. paragraph 8.)  Western

Resources   is   engaged  principally  in  the   production   and

distribution of electricity and the sale of natural  gas.   (KCPL

Cmplt. paragraph 7; WR&R Ans. paragraph 7; Intrv. Ans & Cntrclm., Cntrclm.

paragraph 8.)

3.        Defendant Robert L. Rives ("Rives") purports to be a

holder of KCPL common stock and has acted on Western's behalf in demanding a list of KCPL shareholders for use in soliciting

proxies for Western.  (KCPL Cmplt. paragraph 8; WR&R Ans. paragraph 8.)

Western and Rives share the same attorneys in this action -- Sullivan &

Cromwell of New York, New York and Stinson, Mag & Fizzell of

Kansas City, Missouri.  (WR&R Ans. at 9.)

4.        Intervenor Jack R. Manson (hereafter referred to as

"Manson" or "Intervenor") is a shareholder of KCPL.  (Intrv. Ans.

& Cntrclm., Cntrclm. paragraph 1; Plaintiff's and Counterclaim

Defendants' Reply to Intervenor's Counterclaim ("Reply to

Intrv."), attached hereto as Exhibit "D," paragraph 1.)  Manson seeks to represent a class consisting of KCPL shareholders in challenging the Revised Merger Agreement and the conduct of KCPL's board.

(Intrv. Ans. & Cntrclm., Cntrclm. paragraphs 32-42.)

                 The Original Merger Agreement

5.        On January 19, 1996, KCPL entered into a merger

agreement  (the "Original Merger Agreement") with  UtiliCorp,  an energy  company headquartered in Kansas City.  (KCPL  Cmplt. paragraph 9;

WR&R Ans. paragraph 9; Intrv. Ans. & Cntrclm., Ans. paragraph 5.)  Under the

Original  Merger  Agreement, both KCPL and UtiliCorp  would  have been merged into a new corporation ("Newco").  (KCPL Cmplt. paragraph 10;

WR&R Ans. paragraph 10; Intrv. Ans. & Cntrclm., Ans. paragraph 5.)  Each share of KCPL  stock  would have been converted into one Newco share,  and each  share  of  UtiliCorp stock would have been  converted  into

1.096  Newco shares, representing an effective exchange ratio  of

1.096 KCPL shares for 1 UtiliCorp share.  (KCPL Cmplt. paragraph 10;  WR&R

Ans. paragraph 10; Intrv. Ans. & Cntrclm., Ans. paragraph 5.)  The original transaction would have required the approval of two-thirds of the outstanding KCPL shares.  (KCPL Cmplt. paragraph 12; WR&R Ans. paragraph 12;

Intrv.  Ans. & Cntrclm., Ans. paragraph 7.)  The shareholder vote  on  the

Original  Merger  Agreement  was scheduled  to  occur  at  KCPL's

May  22,  1996 annual meeting.  (KCPL Cmplt. paragraph 12; WR&R Ans.

paragraph 12; Intrv. Ans. & Cntrclm., Ans. paragraph 7.)


          Western Resources' Hostile Takeover Proposal

6.        On April 14, 1996 Western sent to Mr. Drue Jennings,

KCPL's  Chairman  and CEO, a letter proposing a merger  in  which each  KCPL  shareholder would purportedly receive  $28  worth  of

Western  common  stock for each KCPL share.   (KCPL  Cmplt. paragraph 13;

WR&R  Ans. paragraph 13; Intrv. Ans. Cntrclm., Ans. paragraph 8.)

Shortly  after delivery  of the letter, Western publicly announced its delivery and released the letter to the Dow Jones News Service and certain other  media  outlets.  (KCPL Cmplt. paragraph 14; WR&R Ans. paragraph 14;

Intrv. Ans. & Cntrclm., Ans. paragraph 9.)


                  KCPL's Board Rejects Western
               Resources' Proposal As Not In The
               Best Interests Of Its Shareholders

7.        On April 22, 1996 KCPL issued a press release

announcing  that its board of directors had unanimously  rejected the  merger  proposal received from Western as not  in  the  best interests  of  KCPL shareholders.  (KCPL Cmplt. paragraph 15;  WR&R  Ans.

paragraph 15;  Intrv.  Ans.  & Cntrclm., Ans. paragraph 10.)   The  press

release noted  that  the KCPL board had also reaffirmed its  support  for

KCPL's  strategic combination with UtiliCorp.  (KCPL Cmplt. paragraph 15;

WR&R Ans. paragraph 15; Intrv. Ans. & Cntrclm., Ans. paragraph 10.)


                Western Resources Announces Its
            Intention To Commence An Exchange Offer

8.        Shortly after KCPL announced its board's decision on

April 22, 1996 Western filed preliminary proxy materials with the

SEC  to solicit KCPL shareholders to vote against approval of the

Original  Merger Agreement at the May 22 annual  meeting.   (KCPL

Cmplt. paragraph 16;  WR&R Ans. paragraph 16; Intrv. Ans. & Cntrclm.,

Ans. paragraph 11.)  At  the  same  time, Western publicly announced its intention  to commence  an  exchange offer for KCPL stock in which  KCPL share

holders  would  purportedly receive $28 per  KCPL  share.   (KCPL

Cmplt. paragraph 16; WR&R  Ans. paragraphs 13, 14, 16; Intrv. Ans. & Cntrclm.,

Ans. paragraph 11.)


       KCPL and UtiliCorp Determine to Improve the Terms of Their Strategic Combination to KCPL Shareholders
      Shareholders and Adopt the Revised Merger Agreement

9.        KCPL contends that by May 20, 1996 -- two days prior to

the  scheduled vote of KCPL's shareholders --  KCPL turned over  to the  inspectors of election proxies representing  a  majority  of

KCPL's  outstanding  shares  voting in  favor  of  the  strategic combination  of KCPL and UtiliCorp.  (Plaintiff's  Reply  to  the

Counterclaim   of  Western,  Inc.  and  Robert   L.   Rives   and

Counterclaim of Kansas City Power & Light Co. (Reply to WR&R  and

KCPL Cntrclm.), attached hereto as Exhibit "E," Cntrclm. paragraph 24.)

However,  Western  had  apparently  succeeded  in  assembling   a

minority   coalition  of  financial  institutions  and   takeover

arbitrage speculators sufficient to block approval by an absolute

2/3 of KCPL's outstanding shares, as required by Missouri statute for the transaction structure contemplated by the Original Merger

Agreement.  (Reply to WR&R and KCPL Cntrclm., Cntrclm. paragraph 24.)

10.        On May 20, 1996 KCPL and UtiliCorp entered into an

Amended  and  Restated  Agreement and Plan  of  Merger  ("Revised

Merger  Agreement") (attached hereto as Exhibit "F,"  art.  II.),

and   withdrew   the  approval  of  the  original   merger   from

consideration at the May 22 annual meeting.  (KCPL Cmplt. paragraph 17;

WR&R  Ans. paragraph 17; Intrv. Ans. & Cntrclm., Ans. paragraph 12.)

The Revised Merger Agreement will be considered at a special meeting of shareholders on August 7, 1996.  (KCPL Notice of Special  Meeting

of   Shareholders,   attached  hereto  as  Exhibit   "G.")    The

transaction  contemplated by the Revised  Merger  Agreement  will have the same ultimate effect as the transaction contemplated  by the  Original Merger Agreement -- the strategic combination of the businesses  of KCPL and UtiliCorp.  (KCPL Cmplt. paragraph 18; WR&R Ans.

4 paragraph 18.)   However, it contemplates an exchange ratio of 1 KCPL

share for 1 UtiliCorp share -- a  9.6%  improvement  for  KCPL shareholders.  KCPL contends that the new transactional structure requires  that  the  issuance of additional  shares  by  KCPL  be approved by a majority of a quorum of KCPL voting shares,  rather than  the  2/3 supermajority required for approval of the  merger under the Original Merger Agreement.  (KCPL Cmplt., paragraph 21.)


                         The Litigation

11.        This action was commenced by KCPL on May 20, 1996 in

anticipation   that   Western  (and/or  Rives)   would   commence

litigation   challenging   the   new   transactional    structure

contemplated  by the Revised Merger Agreement, and, particularly,

the  change  in the required level of KCPL shareholder  approval.

(KCPL Cmplt. paragraph 21.)  Thus, KCPL sought declaratory judgments that the  Revised  Merger Agreement was valid under Missouri  law  and that KCPL's directors had not breached their fiduciary duties  by adopting it.  Id.

12.        On May 24, Intervenor filed a motion to intervene as a

representative of a class consisting of similarly  situated  KCPL shareholders  and  sought leave to answer and file  counterclaims that,  inter  alia, would challenge the legality of  the  Revised

Merger  Agreement and the conduct of KCPL's directors in adopting

it.  On June 7, Manson's motion to intervene was granted.  (Order

of  Court,  attached hereto as Exhibit "H.")   Also  on  June  7,

Western and Rives filed similar counterclaims.

13.        Thereafter, in a telephone conference, Judge Wright

scheduled  a  hearing  for July 25 on two issues  -- whether  the

Revised Merger Agreement is legally valid under Missouri law  and whether  KCPL's  directors  breached their  fiduciary  duties  in

adopting  it.   On  June  28  KCPL responded  to  its  opponents'

requests  for  document  production,  delivering  non-privileged,

responsive documents to counsel for Western and Rives and for the

Intervenor.   (See  Transmittal  Letter  dated  June  28,   1996,

attached  hereto  as Exhibit "I.")  On July 2, KCPL  provided  to opponents' counsel a privilege log identifying and describing the documents  withheld  from discovery, and stating  the  basis  for

KCPL's  assertions  of privilege and immunity.   (KCPL  Privilege

Log, attached hereto as Exhibit "J.")

14.        The privilege log listed twelve items.  The first eight

are  memoranda prepared by Skadden, Arps, counsel for  KCPL,  and

provided  to  various  officers and  directors  of  KCPL.   These

memoranda contain legal advice communicated by Skadden,  Arps  to

KCPL  regarding the KCPL/UtiliCorp transaction (4 items)  or  the

Western  proposal (4 items).  Items 9 through 11 list  redactions of  portions  of KCPL board minutes reflecting legal advice  from counsel.  Item number 12 lists a redaction from handwritten notes created  by  Drue  Jennings, KCPL's chairman and CEO,  reflecting communications with counsel for KCPL./1


          The Challenged Ruling Of The District Court

15.        On July 3 during a teleconference between the parties

and  Judge  Wright,  counsel for Intervenor  objected  to  KCPL's assertions  of  attorney-client  privilege,  arguing  that  since

Intervenor  is a shareholder of KCPL, and since the  shareholders of  KCPL  are  its owners, KCPL's directors could not  keep  from

KCPL's shareholders the contents of KCPL's confidential

communications with its attorneys.  Counsel for Intervenor  asked that  KCPL  be  ordered to produce its privileged  documents  for discovery.

16.        Counsel for KCPL responded that (i) Intervenor was

attempting to invoke Garner v. Wolfinbarger, 430 F.2d  1093  (5th

Cir.  1970),  in  which  the  Fifth  Circuit  created  a  limited

exception   to  the  attorney-client  privilege  in   shareholder

litigation;  (ii)  Garner  had not been  adopted  in  the  Eighth

Circuit  and had in fact been rejected by one District  Court  in the  Circuit; and (iii) that even if Garner were to  be  applied,

the  Intervenors had not even attempted to show "good cause,"  as

Garner requires.

____________
1/If the Court wishes, KCPL will make the disputed documents available for in camera review.

17.        The District Court summarily ordered production of

KCPL's  privileged  documents  to the  Intervenor.   KCPL  sought

clarification that it was not being ordered to produce  documents to  counsel for Western and Rives.  The District Court  initially ruled  that Western was not entitled to the privileged documents,

thus  tacitly acknowledging that the privilege had been  properly

asserted.   However, counsel for Western and  Rives  pointed  out

that  they represent not only Western, but also Rives, who  is  a

shareholder  of  KCPL.   The District  Court  then  modified  its

ruling, ordering that KCPL's privileged documents be produced  to counsel  for  Western and Rives, but that counsel was  prohibited from showing the privileged materials to any Western personnel.

18.       On July 5, 1996 KCPL filed a motion in the District

Court  to  stay its order compelling discovery pending review  in this  Court.  The briefing in that motion included an explanation of  why  the District Court's order was erroneous as a matter  of

law.   On  July 9, 1996, the District Court entered an Order  not only staying his order compelling discovery of the documents KCPL claims are protected by the attorney-client privilege but staying

all  discovery  pending a decision by this Court.   The  District

Court  further  threatened to postpone the hearing scheduled  for

July  25,  1996  and  enjoin  the shareholders  meeting  set  for

August  7, 1996.  A copy of the District Court's Order of July  9 is attached hereto as Exhibit "K."


                            ARGUMENT

I.      THE COURT'S REVIEW OF THIS PETITION IS APPROPRIATE.

           Under the "All Writs Act," 28 U.S.C.  1651, this Court

possesses  discretionary authority to issue a writ  of  mandamus.

Iowa  Beef  Processors, Inc. v. Bagley, 601 F.2d  949,  953  (8th

Cir.),  cert.  denied,  441  U.S. 907  (1979).   This  Court  has

recognized  that "mandamus is available as a means  of  immediate appellate review" when "a claim of attorney-client privilege  has

been  raised  in and rejected by a district court."   Diversified

Indus., Inc. v. Meredith, 572 F.2d 596, 599 (8th Cir. 1977)   See

In  re  Bieter Co., 16 F.3d 931.  As this Court stated in  Pfizer

Inc. v. Lord, 456 F.2d 545, 547-48 (8th Cir. 1972):

                [B]ecause maintenance of the  attorney-
          client privilege up to its proper limits  has
          substantial  importance to the administration
          of  justice,  and  because  an  appeal  after
          disclosure of the privileged communication is
          an   inadequate   remedy,  the  extraordinary
          remedy of mandamus is appropriate.

(quoting Harper & Row Publishing Co. v. Decker, 423 F.2d 487, 492

(7th Cir. 1970), aff'd by an equally divided court, 400 U.S.  348

(1971).)/2

____________

2/   Other  circuits have agreed.  See Rhone-Poulenc Rorer,  Inc.
     v.  Home Indemn. Co., 32 F.3d 851, 861 (3d Cir. 1994)  (writ issued to vacate order requiring insured corporations to produce privileged documents containing evaluations of their

     Regarding  entertaining  a  petition  for  a  writ  of

mandamus and issuing the writ, this Court has found the following factors "at a minimum, instructive:"

                (1)  The party seeking the writ has  no
          other  adequate means, such as direct appeal,
          to   attain  the  relief  desire.   (2)   The
          petitioner will be damaged or prejudiced in a
          way  not correctable on appeal . . .  .   (3)
          The   district  court's  order   is   clearly
          erroneous  as  a  matter  of  law.   (4)  The
          district court's order is an oft-repeated error, or manifests a persistent disregard of the federal rules. (5) The district court's order raises new and important problems, or issues of law of first impression.

____________
     potential liability to their insurers); Haines v. Liggett Group Inc., 975 F.2d 81, 89 (3d Cir. 1992) (granting writ to vacate order requiring production of attorney-client commu nications and work product created by defense counsel in response to tobacco litigation, and removing district judge who lacked impartiality); Chase Manhattan Bank, N.A. v. Turner & Newall, PLC, 964 F.2d 159, 163 (2d Cir. 1992)
     (granting mandamus to vacate order which required defendant to produce privileged documents to plaintiffs' counsel on attorneys' eyes only basis for determination by counsel as to whether documents were privileged); In re Burlington Northern, Inc., 822 F.2d 518, 523 (5th Cir. 1987), cert.
     denied, 484 U.S. 1007 (1988) (writ issued to vacate order compelling railroads to turn over work product documents to pipeline company alleging antitrust violations); Admiral Ins. Co. v. United States, 881 F.2d 1486, 1491 (9th Cir.
     1989) (issuing writ to vacate order compelling production of privileged statements made by former corporate officers to corporate counsel during course of internal investigation).

In re Bieter Co., 16 F.3d at 932 (quoting Bauman v. United States

Dist. Court, 557 F.2d 650, 654-55 (9th Cir. 1977)).  Entertaining

petitions  for writ of mandamus and issuing the writs is  largely discretionary; a writ may issue even though not all of the Bauman

factors  are satisfied.  In re Bieter Co., 16 F.3d  at  932.   In

this  case, the Court's exercise of discretion should be  heavily influenced in favor of granting the requested writ because all of the Bauman factors are satisfied.

            Because  this  Petition  seeks  review  of  an  order

compelling discovery of allegedly privileged materials, the first two Bauman factors are satisfied./3  In re Bieter Co., 16 F.3d at

932.   As explained below in Part II, the District Court's  order is  clearly  erroneous as a matter of law and a  clear  abuse  of discretion, satisfying the third Bauman factor.  Although  not  a

____________

3/ Mandamus is the only avenue through which immediate appellate review may be had because orders to compelling the production of documents are not appealable. Iowa Beef Processors, 601 F.2d at 953; see Borden v. Sylk, 410 F.2d 843, 845 (3d Cir. 1969) (orders compelling discovery not final orders under 28 U.S.C. 1291, and do not qualify as collateral orders subject to appeal); see also In re Von Bulow, 828 F.2d 94, 98 (2d Cir. 1987) (even if party adjudges to be in contempt for disobedience to discovery order, it has no immediate right to appeal). In addition, under the law of this Circuit, a discovery order is not appropriate for certification under 28 U.S.C. 1292(b). White v. Nix, 43 F.3d 374, 377 (8th Cir. 1994) (discovery orders will never involve controlling questions of law).

mandatory  factor,  the fourth Bauman factor is  satisfied.   The

District  Court  has  several  times  in  the  past  issued  oral

decisions  compelling  the  production  of  privileged  or   non-

discoverable  materials without providing an  opportunity  for  a full  hearing or briefing of the issues, as it has done  in  this

case.   See  In re Remington Arms Co., Inc., 952 F.2d  1029  (8th

Cir.  1991);  In  re  Shalala, 996  F.2d  962  (8th  Cir.  1993).

Finally, the present petition raises an important issue of  first impression  _ the applicability in Missouri, and in this  Circuit of  the exception to the attorney-client privilege created by the

Fifth Circuit in Garner v. Wolfinbarger, 430 F.2d 1093 (5th  Cir.

1970), cert. denied, 401 U.S. 974 (1971).

            Thus,   the  instant  petition  warrants  "full-blown

review,"  In re Bieter Co., 16 F.3d at 932, if it is not  granted summarily.


     II. THE COURT SHOULD ISSUE A WRIT OF MANDAMUS VACATING THE ORDER OF THE DISTRICT COURT.

          In In re Bieter Co., supra, this Court held that a writ

of mandamus will issue to prevent irremediable harm threatened by

"clear  legal  error" or "clear abuse of discretion,"  the  third

Bauman factor.  16 F.3d at 932-33; In re Remington Arms Co., F.2d

at  1031.   The  District Court's July 3 order  constitutes  both

legal error and an abuse of discretion, and should be vacated.


     A.        The District Court Abused Its Discretion In Ordering

          The Production Of Attorney-Client Privileged Documents Without

          Any Record Or Briefing By The Parties.

          The District Court's action here is strikingly similar

to  that  vacated  by this Court by writ of  mandamus  in  In  re

Remington Arms Co., supra.  In Remington Arms, the District Court summarily  and without briefing ordered a corporation to  produce documents which the corporation claimed contained trade secrets.

          The district court ordered production of
          the  documents in question following a  brief
          teleconference  without  affording  Remington
          the   opportunity  to  demonstrate  that  the
          documents contain trade secrets and that disclosure would be harmful.

952  F.2d  at 1032.  This Court concluded that, in so doing,  the

District Court had "clearly abused its discretion."

          Just  so  here.   The  authority relied  upon  by  the

District  Court,  Garner  v.  Wolfinbarger -- even  if  it  were

applicable   in  Missouri,  which  it  is  not -- requires   the

discovering  shareholder  to sustain a  burden  of  demonstrating

"good   cause"   for  discovery  of  attorney-client   privileged

communications.   430 F.2d at 1104.  The Garner court  identified

nine  factors that should be considered by a court in determining

whether  the  discovering  shareholder  has  demonstrated   "good

cause."  Id.  Many of these factors simply cannot be demonstrated by  a  shareholder or evaluated by a court without the submission of  record evidence.  For instance, under Garner, the court is to

consider:   "the  number of shareholders and  the  percentage  of

stock  they  represent; the bona fides of the  shareholders;  the nature  of  the shareholders' claim and whether it  is  obviously

colorable;  the  apparent  necessity  or  desirability   of   the

shareholders  having the information and the availability  of  it from other sources . . . ."  Id.

           Neither  the  Intervenor nor Rives submitted  evidence

regarding  any of these factors _ thus, they could  not  possibly have borne their burden of demonstrating "good cause."  Id.;  see also  In  re  Remington Arms, 952 F.2d at 1030-32.  The  District

Court determined to adopt Garner as the law of Missouri and apply its  nine-factor balancing test not merely without evidence,  but also  without  giving KCPL the opportunity  to  brief  the  legal questions  involved.  See In re Shalala, supra  (case  made  more confusing because privilege issues were decided without  briefs).

These stunning procedural deficiencies are an abuse of discretion sufficient to warrant mandamus relief.  In re Remington Arms, 952

F.2d at 1032.


     B.        The District Court Erred As A Matter Of Law In Adopting

          Garner v. Wolfinbarger.

           Even had the District Court issued the July 3 order on

a  proper  record  after briefing, mandamus  would  be  justified because  of  the District Court's clear error of law in  adopting and applying Garner.

          It is well settled that corporations, like individuals,

enjoy  the protections of the attorney-client privilege.   Upjohn

Co. v. United States, 449 U.S. 383 (1981); Diversified Indus.  v.

Meredith, supra.  It is also well settled that the directors  and officers  of  a corporation -- not its shareholders -- control  the exercise  of the privilege.  Commodity Futures Trading Comm'n  v.

Weintraub,  471 U.S. 343, 349 (1985).  See also R.S.Mo.   351.310

(property and business of a corporation controlled and managed by board of directors).

           Despite  these settled principles, the District  Court

adopted  Garner, and held that it is inappropriate  for  KCPL  to assert an attorney-client privilege to prevent the Intervenor, as a  shareholder  of  KCPL,  from having access  to  communications

between  the directors and officers of KCPL and its counsel.   In

Garner,  the  Fifth Circuit adopted a balancing  test  permitting disclosure  of  otherwise  privileged  matter  if  a  shareholder

plaintiff   satisfies  a  burden  of  showing  "good  cause   for

production"  in  an  action charging that  corporate  fiduciaries acting inimically to stockholder interests.  430 F.2d at 1104.

           The Garner exception is not the law of Missouri, whose

law  governs here.  See Fed.R.Evid. 501 (where state law provides the rule of decision, state law governs privilege); In re Federal

Skywalk Cases, 95 F.R.D. 477 (W.D. Mo. 1982) ("[t]he state law of

Missouri  guides this Court in determining what substantive  rule should  apply  with  respect  to the  definitions  of  privileged

documents").   No  Missouri court has indicated that  the  Garner

exception would be adopted by the Missouri Supreme Court.  On the contrary,  the  Missouri Supreme Court has  rejected  the  narrow attorney-client  privilege advocated  by  Dean  Wigmore -- whose analysis formed the foundation of the Fifth Circuit's opinion  in

Garner.   State  ex rel. Great American Ins. Co.  v.  Smith,  574

S.W.2d  379,  382-83 (Mo. banc 1978) ("the Wigmore approach  does not provide enough protection for the confidentiality of attorney-

client  communications to accomplish the objective for which  the privilege was created and now exists").  See Garner, 430 F.2d  at

1100-01  (adopting Wigmore's balancing test).  See also State  ex rel.  Syntex  Agri-Business, Inc. v. Adolf, 700 S.W.2d  886,  888

(Mo. App. 1985) (Missouri Supreme Court has adopted a "very broad concept  of attorney-client privilege").  Having already rejected the  theoretical underpinnings of Garner, there is no  reason  to believe  that  the  Missouri Supreme  Court  would  adopt  Garner itself.

           Nor  is  the Garner exception the law in this circuit.

Recently,  in  Milroy  v.  Hanson,  supra,  the  court  expressly declined  to  follow Garner in an action brought  by  a  minority stockholder seeking discovery of communications between corporate counsel and the board of directors.  The court explained:

          . . . Garner has not been adopted by the
          United States Court of Appeals for the Eighth
          Circuit. In   fact,  "Garner's   continued
          vitality is suspect . . . even in federal courts." Many commentators believe "Garner was wrong and the attorney-client privilege in shareholder cases should apply just as it does in other litigation."

875 F. Supp. at 651 (citations omitted).

           The  court  in Milroy noted that two opinions  of  the

United States Supreme Court decided after Garner -- Upjohn Co.  v.

United  States, 449 U.S. 383 (1981) and Commodity Futures Trading

Comm'n v. Weintraub, 471 U.S. 343 (1985) -- cast doubt on Garner's viability:

               In my opinion, Garner, adopted as it was prior to the Supreme Court's opinions in Upjohn and Weintraub, is problematic because
          (a) it is in effect a lower-court-created exception to the general rule announced by the Supreme Court in Upjohn and Weintraub that a corporation has the right to assert an attorney-client privilege, and (b) the Garner opinion does not focus on the critical issue of "management," as the Supreme Court did in Weintraub, and the relevant substantive law of corporations for purposes of determining who may assert, waive, or otherwise frustrate the attorney-client privilege for a solvent corporation.

875 F. Supp. at 651.

          Indeed, the fundamental premise of Garner, the use of a

balancing test to determine the existence of a privilege, has now been  explicitly disapproved by the United States Supreme  Court.

In  the  recent case Jaffee v. Redmond, 64 U.S.L.W. 4490  (1996),

the  Court  reversed a lower court which had applied a  balancing

component  in  the  psychotherapist-patient  privilege  akin   to

Garner's  balancing  test.   The Court  held  that  permitting  a

judicial  balancing test to determine whether a  privilege  would apply  was  insufficiently predictable  to  serve  the  important purposes of the privilege.  "An uncertain privilege, or one which purports to be certain but results in widely varying applications

by  the courts, is little better than no privilege at all."   Id.

(quoting  Upjohn, 449 U.S. at 393).  Similarly  here,  if  KCPL's directors had thought that their confidential communications with legal counsel might, at the discretion of the District Court,  be subject  to  discovery  by attorneys for a hostile  bidder,  they would have had a strong incentive not to consult with counsel  at all -- hardly a desirable result for the company.  Id.; Weintraub,

471  U.S. at 348 (attorney-client privilege encourages observance of  the  law and aids the administration of justice by  promoting

full   and  frank  communications  between  attorneys  and  their clients).


     C.         The  District Court Erred As A Matter Of  Law  In
          Implicitly Finding That The Intervenor And Rives Had Demonstrated "Good Cause" Under Garner Despite Their Failure To Make
          Shareholder Demand And Lack Of Significant Stockholdings.

           Even  had the Intervenor and Rives attempted to  offer

evidence in satisfaction of the Garner test, they could not  have

succeeded.   First  of all, the Intervenor and  Rives  failed  to

carry  their  burden  of  demonstrating  that  their  claims  are

"obviously colorable."  Weil v. Investment/Indicators, Research &

Management, 647 F.2d 18 (9th Cir. 1981) (Garner not applied where plaintiff had not alleged a well-documented series of allegations showing  substantial  harm to shareholders);  John  Gergacz,  The

Attorney-Corporate   Client  Privilege,  6-32   (2d   ed.   1990)

("Gergacz").  In fact, given Missouri's clear shareholder  demand requirement, the Intervenor's and Rives' claims are obviously not

colorable.   See Wolgin v. Simon, 722 F.2d 389 (8th  Cir.  1983);

Goodwin  v.  Goodwin,  583 S.W.2d 559, 560-61  (Mo.  App.  1979);

McLeese v. J.C. Nichols Co., 842 S.W.2d 115, 119 (Mo. App. 1992);

Saigh  v. Busch, 396 S.W.2d 9, 16 (Mo. App. 1965), cert.  denied,

384 U.S. 942 (1966).  A shareholder of a Missouri corporation  is not  entitled to prosecute litigation -- much less take  discovery of the corporation's attorney-client privileged documents -- prior to  exhausting  all  remedies and reasonable efforts  within  the corporation, including a demand upon the shareholders as a  group to institute the requested litigation.  Id.  Moreover, in Ward v.

Succession  of Freeman, 854 F.2d 780, 786 (5th Cir.  1988),  cert denied,  490 U.S. 1065 (1989), the Fifth Circuit applied  greater scrutiny and refused to apply Garner in a case, similar  to  this case, in which the shareholder demanding privileged documents was bringing  a claim for individual damages rather than a derivative

action.    Thus,   irrespective  of  whether   Rives'   and   the

Intervenor's  claims are individual claims or derivative  claims,

Garner cannot be satisfied under these circumstances.

           Additionally,  the Intervenor and Rives  hold  a  very

small percentage of KCPL's stock.  In such circumstances, federal courts  have  refused to apply the Garner exception, because  the shareholder seeking discovery cannot be relied upon to  represent the  interest  of the corporation.  See Ohio-Sealy Mattress  Mfg.

Co.  v.  Kaplan, 90 F.R.D. 21, 31-32 (N.D. Ill. 1980) (plaintiffs

holding   fewer   than  1%  of  corporation's  shares   had   not

demonstrated good cause under Garner); see also Ward, 854 F.2d at

786  (ownership of less than 4% of the stock).  Even  the  Garner court  recognized that "nonparty stockholders" may be injured  by

impinging   on  the  privilege  because  "[t]he  corporation   is

vulnerable  to suit by shareholders whose interests or  intention may  be  inconsistent with those of other shareholders . .  .  ."

Garner,  430  F.2d  at  1101 n.17.  The  potential  disparity  of interests  between a minority shareholder and the corporation  is exacerbated  here, where Missouri statute contemplates  that  the

KCPL   board   will   consider   the   interests   of   corporate

constituencies  other than the shareholders.   R.S.Mo.   351.347.

In   determining   how   to  manage  attorney-client   privileged

communications in the present context, the Intervenor  and  Rives

can   hardly  be  relied  upon  to  consider  the  interests   of

"employees, suppliers, customers and . . . communities,"  as  the

KCPL board has done.  Id.

           Here, again, even if the District Court had ruled on a

record after briefing, its ruling would be clearly erroneous as a matter of law.


     D.        The District Court Abused Its Discretion In Ordering

          The Production Of Attorney-Client Privileged Documents To Counsel

          For Western Resources, A Non-Stockholder.

           The unreasonableness of the District Court's order  is

made  crystal  clear  when it is considered that  the  privileged information will be divulged to Western either directly or in the course  of  further discovery or trial.  Even if  the  Intervenor were  entitled  to  discovery of privileged communications  under

Garner,  Western and its conduit, Rives, would not  be.   As  the

District Court recognized, Western is not a shareholder  of  KCPL and  is  not  entitled to discovery under the  Garner  exception.

Although a shareholder, Rives is not entitled to access to KCPL's privileged communications, even under Garner, because he  is  not acting  on behalf of the KCPL shareholders, but rather is  acting on behalf of Western.

           Western's  proxy statement discloses that Rives  is  a

retired  Executive  Vice President of Western  who  will  solicit proxies on its behalf.  Rives has also demanded a copy of  KCPL's stockholder list in order to facilitate Western's proxy  solicitation.

Through Rives, Western now hopes to gain access to  privileged communications of KCPL, its clear adversary.  No authority

exists to support such a result.

           Rives  holds  just  500  shares  of  KCPL  stock.   As

explained  above, such small holdings do not create the  kind  of unity  of interest with the corporation necessary to trigger  the

Garner   exception.   See  Ohio-Sealy,  90   F.R.D.   at   31-32.

Additionally,  as Western's pawn, Rives' personal  interests  are plainly  inimical to those of the KCPL stockholders as  a  whole.

In  such circumstances, federal courts, including the court  that decided  Garner, have not hesitated to reject an  application  of the  Garner  exception.  See Ward v. Succession of  Freeman,  854

F.2d   at   786;  Weil  v.  Investment/Indicators,   Research   &

Management,  647  F.2d  at  23  ("Garner's  holding  and   policy

rationale simply do not apply" where shareholder sought  personal benefit apart from the corporation); Milroy, 875 F. Supp. at  651

(Garner  "has  no applicability where the plaintiff  stockholders asserts  claims  primarily to benefit himself");  Ohio-Sealy,  90

F.R.D.  at  31-32 (Garner did not apply where information  sought could be used to the corporation's detriment); Gergacz at 6-28-29

(Garner  requires the discovering party to "demonstrate  that  it has  a  major  stake  in the fiduciary relationship  that  Garner balances  against  the policies of the attorney-corporate  client privilege").

           Finally,  if  they  were permitted  access  to  KCPL's

attorney-client communications, counsel for Western and  Rives --

Sullivan  &  Cromwell and Stinson Mag & Fizzell -- would  face  an impermissible  conflict of interest.  The basis of  the  District

Court's ruling that counsel for Western and Rives be given access to KCPL's privileged materials was that Rives is a shareholder of

KCPL  and therefore is an "owner" of KCPL.  Thus, based upon  one aspect  of  the rationale of Garner, the District Court  reasoned that there exists a unity of interest between Rives and KCPL.  At the  same  time, Rives' co-client, Western, has its own interests here  -- to prevent the KCPL/UtiliCorp strategic combination,  and to  complete  a  hostile takeover of KCPL.  See, e.g.,  Torchmark

Corp.  v.  Bixby,  708  F. Supp. 1070, 1076-78  (W.D.  Mo.  1988)

(recognizing fundamental divergence of interests between takeover bidder and target company shareholders).  Western's interests are directly  adverse to those of KCPL, its shareholders,  employees,

suppliers,  customers  and communities, as determined  by  KCPL's board  pursuant to authority specifically granted under  Missouri law.  R.S.Mo.  351.347.

           With respect to KCPL's attorney-client privilege,  the

interests of Western and Rives must be viewed as adverse  and  an impermissible conflict of interest arises.  See Missouri Rules of

Professional  Conduct,  Rule 1.7.  The  effect  of  the  District

Court's July 3 ruling essentially permits Rives to act on  KCPL's

behalf  with  respect  to its attorney-client  privilege.   Thus,

Sullivan  & Cromwell and Stinson, Mag represent (1) Rives,  whose theoretical  "unity  of interest" with KCPL  purportedly  renders

KCPL's  privilege inapplicable to him and (2) Western, a stranger to the corporation which seeks to frustrate KCPL's strategic goal of  combining with Utilicorp and which is prosecuting  litigation against KCPL concerning the very subject matter of the privileged communications  at issue.  Rule 1.7 specifically forbids  such  a direct  conflict  absent  consent  --  and  to  hold  that  Rives,

Western's  agent,  could validly consent to  the  eradication  of

KCPL's  attorney-client privilege vis-a-vis Western would  indeed be a perverse result.

           The suggestion by the District Court that the conflict

could  be  eliminated by requiring counsel not  to  share  KCPL's attorney-client communications with Western personnel  is  unwork

able.   Counsel  for Western and Rives would  be  faced  with  an

irreconcilable  conflict between its obligation  to  Rives  under

Rule   1.8(b)   (forbidding  use  of  information   relating   to

representation  to client's disadvantage) and its  obligation  to zealously represent Western.  Actual receipt by Western's counsel

of    KCPL's   attorney-client   communications   would   require

disqualification because there is no practical way, when the same individual  lawyers represent both Western and Rives, to  isolate

KCPL's  attorney-client communications so that knowledge of  them is  only used for Rives' benefit.  Cf. State of Arkansas v.  Dean

Food  Products Co. Inc., supra (applying Model Code,  Court  held

"confidential   disclosures,  actual  or  presumed,   necessitate

disqualification  of the attorney when he represents  an  adverse interest in a related matter"), overruled on other grounds, In re

Multi-Piece Rim Products Liability Litigation, 612 F.2d 377  (8th

Cir. 1980).

                           CONCLUSION


           For  all  of  the foregoing reasons, KCPL respectfully

requests  that the Court issue a writ of mandamus to the District

Court  vacating the order of the District Court rendered July  3,

1996.

                              /s/Thomas C. Walsh
                              Thomas C. Walsh
                              BRYAN CAVE LLP
                              One Metropolitan Square
                              211 North Broadway, Suite 3600
                              St. Louis, Missouri 63102
                              Telephone:  (314) 259-2000
                              Facsimile:  (314) 259-2020

                                   and

                              David F. Oliver
                              BRYAN CAVE LLP
                              3500 One Kansas City Place
                              1200 Main
                              Kansas City, Missouri 64105
                              Telephone:  (816) 374-3200
                              Facsimile:  (816) 374-3300

                                    and

                              Steven J. Rothschild
                              R. Michael Lindsey
                              SKADDEN, ARPS, SLATE, MEAGHER
                                & FLOM
                              One Rodney Square
                              P.O. Box 636
                              Wilmington, Delaware 19899
                              Telephone:  (302) 651-3000
                              Facsimile:  (302) 651-3001

                              ATTORNEYS FOR PETITIONER


                     Certificate of Service

           I hereby certify that a copy of the foregoing was served on this 9th day of July, 1996, to:

          Lawrence M. Berkowitz, Esq.           VIA HAND DELIVERY
          Kurt D. Williams, Esq.
          STINSON, MAG & FIZZELL, P.C.
          1201 Walnut Street
          Kansas City, MO 64106
               and
          John L. Hardiman, Esq.                   VIA TELECOPIER
          Tariq Mundiya, Esq.
          SULLIVAN & CROMWELL
          125 Broad Street
          New York, NY 10004
          ATTORNEYS FOR WESTERN RESOURCES, INC.
          and ROBERT L. RIVES

          Michael E. Waldeck, Esq.              VIA HAND DELIVERY
          William J. DeBauche, Esq.
          Angela K. Green, Esq.
          Michael E. Griffin, Esq.
          NIEWALD, WALDECK & BROWN
          1200 Main Street, Suite 4100
          Kansas City, MO 64105
               and
          OF COUNSEL:                              VIA TELECOPIER
          David Harrison, Esq.
          LOWEY, DANNENBERG, BEMPEROD
            & SELINGER, P.C.
          747 Third Avenue, 30th Floor
          New York, NY 10017
          ATTORNEYS FOR JACK R. MANSON

          The Honorable Scott O. Wright         VIA HAND DELIVERY
          United States District Court
          811 Grand Avenue, Room 741
          Kansas City, MO 64106



                              /s/Thomas C. Walsh
                              Attorney for Petitioner

                                                        Exhibit 44


                IN THE UNITED STATES COURT OF APPEALS

                     FOR THE EIGHTH CIRCUIT


IN RE KANSAS CITY POWER            )
& LIGHT CO.,                       )
                                   )    No. ___________________
               Petitioner.         )
                                   )


                PETITIONER'S MOTION FOR EXPEDITED
          DISPOSITION OF PETITION FOR WRIT OF MANDAMUS


          Kansas City Power & Light Company ("KCPL"), through its

attorneys, hereby moves the Court for an order expediting proceed ings on KCPL's Petition for Writ of Mandamus ("KCPL's Petition").

          1.  As set forth in KCPL's Petition for Writ of Mandamus,

filed  herewith,  in  the  course of litigation  arising  from  a hostile  corporate takeover attempt, the District Court  for  the

Western  District  of Missouri, The Honorable  Scott  O.  Wright,

Senior  District  Judge,  has ordered  Petitioner  to  turn  over

attorney-client  privileged  materials  (including   minutes   of

conversations  between Petitioner's Board of  Directors  and  its

counsel   regarding  the  takeover)  to  its  opposing   parties,

including the counsel for the company making the hostile takeover bid.  Petitioner KCPL has today petitioned the Court pursuant  to

28 U.S.C. Section 1651 and Federal Rule of Appellate Procedure 21 for a

Writ  of  Mandamus to the District Court, directing the  District

Court to vacate its oral ruling of July 3, 1996 ordering KCPL  to produce these attorney-client privileged documents.

        2.  On July 5, 1996, KCPL presented to the District Court a motion to stay the challenged order pending disposition of KCPL's

Petition.  The briefing in that motion included an explanation of why the District Court's order was erroneous as a matter of law.

On July 9, 1996, the District Court entered an Order not only staying his order compelling discovery of documents KCPL claims are protected by the attorney-client privilege but staying all discovery pending a decision by this Court.  The District Court further threatened to postpone the hearing scheduled for July 25,

1996 and enjoin the KCPL shareholders Special Meeting set for

August 7, 1996.  At that Special Meeting, KCPL's shareholders will vote upon whether to approve the issuance of KCPL shares to facilitate a strategic business combination with UtiliCorp United

Inc.  Western Resources, Inc., an opposing party in the

proceedings before the District Court, launched a hostile bid for

KCPL in order to prevent the KCPL/UtiliCorp combination.

        3.  An order enjoining KCPL from holding its August 7

Special  Meeting as scheduled would be error because KCPL's opponents cannot demonstrate that they will face irreparable harm  in

the  event  the  KCPL  vote occurs prior to adjudication  of  the

issues  currently scheduled for hearing on July 25.   Thus,  KCPL

faces the likely need to prosecute an expedited appeal of such an injunctive order.

        4.  Expedited emergency treatment of KCPL's Petition for

Writ of Mandamus could obviate the need for such an expedited appeal and would hopefully permit the July 25 hearing to proceed as scheduled by the District Court.

        5.  Accordingly, KCPL requests relief, in the form of the

attached Order fixing a shortened time for response to KCPL's

Petition and expediting the disposition of KCPL's Petition.

DATED:  July 9, 1996

                              /s/Thomas C. Walsh
                              Thomas C. Walsh
                              BRYAN CAVE LLP
                              One Metropolitan Square
                              211 North Broadway, Suite 3600
                              St. Louis, Missouri  63102
                              Telephone:  (314) 259-2000
                              Facsimile:  (314) 259-2020

                                   and

                              David F. Oliver
                              BRYAN CAVE LLP
                              3500 One Kansas City Place
                              1200 Main
                              Kansas City, Missouri  64105
                              Telephone:  (816) 374-3200
                              Facsimile:  (816) 374-3300

                                    and

                              Steven J. Rothschild
                              R. Michael Lindsey
                              SKADDEN, ARPS, SLATE, MEAGHER
                                & FLOM
                              One Rodney Square
                              P.O. Box 636
                              Wilmington, Delaware 19899
                              Telephone:  (302) 651-3000
                              Facsimile:  (302) 651-3001

                              ATTORNEYS FOR PETITIONER



                     Certificate of Service

           I hereby certify that a copy of the foregoing was served on this 9th day of July, 1996, to:

          Lawrence M. Berkowitz, Esq.           VIA HAND DELIVERY
          Kurt D. Williams, Esq.
          STINSON, MAG & FIZZELL, P.C.
          1201 Walnut Street
          Kansas City, MO  64106
               and
          John L. Hardiman, Esq.                   VIA TELECOPIER
          Tariq Mundiya, Esq.
          SULLIVAN & CROMWELL
          125 Broad Street
          New York, NY  10004
          ATTORNEYS FOR WESTERN RESOURCES, INC.
          and ROBERT L. RIVES

          Michael E. Waldeck, Esq.              VIA HAND DELIVERY
          William J. DeBauche, Esq.
          Angela K. Green, Esq.
          Michael E. Griffin, Esq.
          NIEWALD, WALDECK & BROWN
          1200 Main Street, Suite 4100
          Kansas City, MO  64105
               and
          OF COUNSEL:                              VIA TELECOPIER
          David Harrison, Esq.
          LOWEY, DANNENBERG, BEMPEROD
            & SELINGER, P.C.
          747 Third Avenue, 30th Floor
          New York, NY  10017
          ATTORNEYS FOR JACK R. MANSON

          The Honorable Scott O. Wright         VIA HAND DELIVERY
          United States District Court
          811 Grand Avenue, Room 741
          Kansas City, MO  64106



                              /s/Thomas C. Walsh
                              Attorney for Petitioner

              IN THE UNITED STATES COURT OF APPEALS

                     FOR THE EIGHTH CIRCUIT



IN RE KANSAS CITY POWER            )
& LIGHT CO.,                       )
                                   )    No. ___________________
               Petitioner.         )
                                   )



                         ORDER OF COURT


           This  _____  day of July, 1996, upon consideration  of

Kansas   City  Power  &  Light  Company's  Motion  for  Expedited

Disposition of Petition for Writ of Mandamus, and for good  cause shown, it is hereby

           ORDERED  that responses to Kansas City Power  &  Light

Company's  Petition for Writ of Mandamus shall  be  filed  on  or before July 11, 1996;

           IT IS FURTHER ORDERED that argument and proceedings on

Kansas City Power & Light Company's Petition for Writ of Mandamus

shall be expedited.

          IT IS SO ORDERED.

                                ____________________________

Date:  ___________